UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2005
Commission File Number 000-50556
Viatel Holding (Bermuda) Limited
(Translation of registrant’s name into English)
Inbucon House
Wick Road
Egham, Surrey TW20 0HR
United Kingdom
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

On November 4, 2005, the board of directors of Viatel Holding (Bermuda) Limited (the “Company”) passed a resolution to convene the Annual General Meeting (“AGM”) of the Company at the offices of Appleby Spurling Hunter, Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda on Wednesday, December 7, 2005 at 11.00am (Bermuda time).
On or before November 7, 2005, the shareholders of the Company were sent a letter from the Chairman of the Company, a notice of the AGM, a form of proxy and the financial statements for the year ended December 31, 2004.
Attached and incorporated by reference in this Form 6-K are the following exhibits:

Exhibit No.	Description
99.1	Chairman’s Letter to shareholders of the Company dated November 4, 2005

99.2	Notice of AGM dated November 4, 2005

99.3	Form of Proxy

99.4	Financial Statements for the year ended December 31, 2004

Signatures
EXHIBIT INDEX
EX-99.1
EX-99.2
EX-99.3
EX-99.4

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.

By:	/s/ Lucy Woods
	Name:	Lucy Woods
	Title:	Chief Executive Officer

Date: November 8, 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	Chairman’s Letter to shareholders of the Company dated November 4, 2005

99.2	Notice of AGM dated November 4, 2005

99.3	Form of Proxy

99.4	Financial Statements for the year ended December 31, 2004